July 2, 2010

VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of the Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	The Hartford Financial Services Group, Inc. (the “Company” or “The Hartford”) Form 10-Q for the Fiscal Quarter Ended March 31, 2010 Filed on April 29, 2010 File No. 001-13958

Dear Mr. Rosenberg:

This letter is in response to your June 11, 2010 letter providing comments from the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) resulting from their review of the Company’s disclosures in the filing listed above.

For those items where the Staff has asked the Company to provide supplemental information, the Company has included such information below in its detailed responses. For your convenience, your comment is shown below in bold, italicized text, followed by our response.

Staff Comment:

Notes to Condensed Consolidated Financial Statements

4. Fair Value Measurements – Financial Instruments Excluding Guaranteed Living Benefits, page 19 and 4a. Fair Value Measurements – Guaranteed Living Benefits, page 27

1.
Please revise your disclosures for assets and liabilities classified as Level 2 and Level 3 to quantify the inputs used in determining the fair value of each class of assets or liabilities as required by ASC 820-10-50-2e as amended by ASU 2010-06. Please see ASC 820-10-55-22A for examples of the inputs to be disclosed.

Company Response:

ASC 820-10-50-2e as amended by ASU 2010-06 requires the Company to disclose a description of the valuation technique used, such as the market approach, income approach, or the cost approach, and the inputs used in determining the fair values of each class of assets or liabilities which are measured using significant other observable inputs (Level 2) and significant unobservable inputs (Level 3). The guidance also provides examples in ASC 820-10-55-22A of disclosures that a reporting entity may consider regarding the disclosure of valuation inputs. The Company has historically provided information about how it values its assets and liabilities in both the Notes to Condensed Consolidated Financial Statements and Management’s Discussion and Analysis. We believe that we meet the requirements of ASC 820-10-50-2e through the information we currently provide for all of our assets and liabilities on an aggregated basis. We do not believe the examples in ASU 2010-6 require this quantitative information in the Notes to the Financial Statements and we also do not believe that by us providing such information for a portfolio of our size would be relevant or insightful to our investors because they would still not be able to fully understand the correlation of all these inputs in the fair value measurements obtained. However, we acknowledge that additional detail by asset class or liability groups is relevant information. Accordingly, we will provide additional information in subsequent filings beginning with the Company’s Form 10-Q for the three and six months ended June 30, 2010 to supplement our current disclosure as discussed below. In addition, any future changes in the Company’s valuation techniques and inputs and the related financial statement impact will be disclosed.

With regard to the Company’s available-for-sale securities, short-term investments and derivative instruments, including embedded derivatives within investments, the Company will add language to the existing disclosure on pages 22 – 23 in its subsequent filings, where appropriate, to provide additional descriptions of the inputs used in determining fair values for certain classes of assets disclosed in our fair value measurements disclosure. We will note that certain typical inputs are applicable to all debt securities; therefore, we intend to describe additional inputs that are applicable to specific classes of assets.

Please see the underlined language below as an example of the type of additional disclosure we will provide:

Note 4 Fair Value Measurements – Financial Instruments Excluding Guaranteed Living Benefits:

Determination of fair values
The valuation methodologies used to determine the fair values of assets and liabilities under the “exit price” notion reflect market-participant objectives and are based on the application of the fair value hierarchy that prioritizes relevant observable market inputs over unobservable inputs. The Company determines the fair values of certain financial assets and financial liabilities based on quoted market prices where available and where prices represent a reasonable estimate of fair value. The Company also determines fair value based on future cash flows discounted at the appropriate current market rate. Fair values reflect adjustments for counterparty credit quality, the Company’s default spreads, liquidity and, where appropriate, risk margins on unobservable parameters. The following is a discussion of the methodologies used to determine fair values for the financial instruments listed in the above tables.

Available-for-Sale Securities and Short-term Investments
The fair value of AFS securities and short-term investments in an active and orderly market (e.g. not distressed or forced liquidation) is determined by management after considering one of three primary sources of information: third-party pricing services, independent broker quotations or pricing matrices. Security pricing is applied using a “waterfall” approach whereby publicly available prices are first sought from third-party pricing services, the remaining unpriced securities are submitted to independent brokers for prices, or lastly, securities are priced using a pricing matrix. ~~Typical inputs used by these three pricing methods include but are not limited reported trades, benchmark yields, issuer spreads, bids, offers, and/or estimated cash flows and prepayment speeds.~~ Based on the typical trading volumes and the lack of quoted market prices for fixed maturities, third-party pricing services will normally derive the security prices from recent reported trades for identical or similar securities making adjustments through the reporting date based upon available market observable information as outlined above. If there are no recently reported trades, the third-party pricing services and independent brokers may use matrix or model processes to develop a security price where future cash flow expectations are developed based upon collateral performance and discounted at an estimated market rate. Included in the pricing of ABS and RMBS are estimates of the rate of future prepayments of principal over the remaining life of the securities. Such estimates are derived based on the characteristics of the underlying structure and prepayment speeds previously experienced at the interest rate levels projected for the underlying collateral. Actual prepayment experience may vary from these estimates.

Prices from third-party pricing services are often unavailable for securities that are rarely traded or are traded only in privately negotiated transactions. As a result, certain securities are priced via independent broker quotations which utilize inputs that may be difficult to corroborate with observable market based data. Additionally, the majority of these independent broker quotations are non-binding. A pricing matrix is used to price securities for which the Company is unable to obtain either a price from a third-party pricing service or an independent broker quotation, by discounting the expected future cash flows from the security by a developed market discount rate utilizing current credit spreads. Credit spreads are developed each month using market based data for public securities adjusted for credit spread differentials between public and private securities which are obtained from a survey of multiple private placement brokers.

The Company performs a monthly analysis of the prices and credit spreads received from third parties to ensure that the prices represent a reasonable estimate of the fair value. As a part of this analysis, the Company considers trading volume and other factors to determine whether the decline in market activity is significant when compared to normal activity in an active market, and if so, whether transactions may not be orderly considering the weight of available evidence. If the available evidence indicates that pricing is based upon transactions that are stale or not orderly, the Company places little, if any, weight on the transaction price and will estimate fair value utilizing an internal pricing model. This process involves quantitative and qualitative analysis and is overseen by investment and accounting professionals. Examples of procedures performed include, but are not limited to, initial and on-going review of third-party pricing services’ methodologies, review of pricing statistics and trends, back testing recent trades, and monitoring of trading volumes, new issuance activity and other market activities. In addition, the Company ensures that prices received from independent brokers represent a reasonable estimate of fair value through the use of internal and external cash flow models developed based on spreads, and when available, market indices. As a result of this analysis, if the Company determines that there is a more appropriate fair value based upon the available market data, the price received from the third party is adjusted accordingly. The Company’s internal pricing model utilizes the Company’s best estimate of expected future cash flows discounted at a rate of return that a market participant would require. The significant inputs to the model include, but are not limited to, current market inputs, such as credit loss assumptions, estimated prepayment speeds and market risk premiums.

The Company has analyzed the third-party pricing services’ valuation methodologies and related inputs, and has also evaluated the various types of securities in its investment portfolio to determine an appropriate fair value hierarchy level based upon trading activity and the observability of market inputs. Most prices provided by third-party pricing services are classified into Level 2 because the inputs used in pricing the securities are market observable. Due to a general lack of transparency in the process that brokers use to develop prices, most valuations that are based on brokers’ prices are classified as Level 3. Some valuations may be classified as Level 2 if the price can be corroborated. Internal matrix priced securities, primarily consisting of certain private placement securities, are also classified as Level 3 due to significant non-observable inputs.

Derivative Instruments, including embedded derivatives within investments

Freestanding derivative instruments are reported in the Condensed Consolidated Balance Sheets at fair value and are reported in other investments and other liabilities. Embedded derivatives are reported with the host instruments in the Condensed Consolidated Balance Sheet. Derivative instruments are fair valued using pricing valuation models, which utilize market data inputs or independent broker quotations. Excluding embedded and reinsurance related derivatives, as of March 31, 2010 and December 31, 2009, 99% and 97%, respectively, of derivatives, based upon notional values, were priced by valuation models, which utilize independent market data. The remaining derivatives were priced by broker quotations. The derivatives are valued using mid-market inputs that are predominantly observable in the market. ~~Inputs used to value derivatives include, but are not limited to, interest rate swaps, foreign currency forward and spot rates, credit spreads and correlations, interest and equity volatility and equity index levels.~~ The Company performs a monthly analysis on derivative valuations which includes both quantitative and qualitative analysis. Examples of procedures performed include, but are not limited to, review of pricing statistics and trends, back testing recent trades, analyzing the impacts of changes in the market environment, and review of changes in market value for each derivative including those derivatives priced by brokers.

The Company utilizes derivative instruments to manage the risk associated with certain assets and liabilities. However, the derivative instrument may not be classified with the same fair value hierarchy level as the associated assets and liabilities. Therefore the realized and unrealized gains and losses on derivatives reported in Level 3 may not reflect the offsetting impact of the realized and unrealized gains and losses of the associated assets and liabilities.

Valuation techniques and inputs for investments

Generally, the Company determines the estimated fair value of its AFS securities and short-term investments using the market approach. The income approach is used for securities priced using a pricing matrix as well as for derivative instruments. For Level 1 investments, which are comprised of U.S. Treasuries, equity securities, short-term investments, and exchange traded futures and option contracts, valuations are based on observable inputs that reflect quoted prices for identical assets in active markets that the Company has the ability to access at the measurement date.

For most of the Company’s debt securities, the following inputs are typically used in the Company’s pricing methods: reported trades, benchmark yields, bids, offers, and/or estimated cash flows. For securities except U.S. Treasuries, inputs also include issuer spreads, which may utilize credit default swaps. Derivative instruments are valued using mid-market inputs that are predominantly observable in the market.

A description of additional inputs used in the Company’s Level 2 and Level 3 measurements is listed below:

Level 2 measurements:

The fair value of most of the Company’s Level 2 investments is determined by management after considering prices received from third party pricing services. These investments include most fixed maturities and preferred stocks, including those reported in separate account assets.

•
ABS, CDOs, CMBS and RMBS – Primary inputs also include monthly payment information, collateral performance, which varies by vintage year and includes delinquency rates, collateral valuation loss severity rates, collateral refinancing assumptions, credit default swap indices and, for RMBS, estimated prepayment rates.

•	Corporates - Primary inputs also include observations of equity and credit default swap curves related to the issuer.

•	Foreign government/government agencies - Primary inputs also include observations of equity and credit default swap curves related to the issuer and political events in emerging markets.

•	Municipals - Primary inputs also include Municipal Securities Rulemaking Board reported trades and material event notices, and issuer financial statements.

•	Short-term investments – Primary inputs also include material event notices and new issue money market rates.

•	Equity securities, trading – Consist of investments in mutual funds. Primary inputs include net asset values obtained from third party pricing services.

•	Credit derivatives- Significant inputs primarily include the swap yield curve and credit curves.

•	Foreign exchange derivatives- Significant inputs primarily include the swap yield curve, currency spot and forward rates, and cross currency basis curves.

•	Interest rate derivatives- Significant input is primarily the swap yield curve.

Level 3 measurements:

Most of the Company’s securities classified as Level 3 are valued based on brokers’ prices. Certain long-dated securities are priced based on third party pricing services, including municipal securities and foreign government/government agencies, as well as bank loans. Primary inputs for these long-dated securities are consistent with the typical inputs used in Level 1 and Level 2 measurements noted above, but include benchmark interest rate or credit spread assumptions that are not observable in the marketplace. Also included in Level 3 are certain derivative instruments that either have significant unobservable inputs or are valued based on broker quotations. Significant inputs for these derivative contracts primarily include the typical inputs used in the Level 1 and Level 2 measurements noted above, but also may include the following:

•	Credit derivatives- Significant unobservable inputs may include credit correlation and swap yield curve and credit curve extrapolation beyond observable limits.

•	Equity derivatives – Significant unobservable inputs may include equity volatility.

•	Interest rate contracts – Significant unobservable inputs may include swap yield curve extrapolation beyond observable limits and interest rate volatility.

With regard to the Company’s guaranteed living benefit assets and liabilities, the Company will add language to the existing disclosure on pages 28 – 29 in its subsequent filings, where appropriate, to provide additional information on the inputs used in determining the fair value associated with these guaranteed living benefit assets and liabilities. This information will supplement existing disclosures on pages 61 and 62 in the Company’s 2009 Annual Report on Form 10-K which will be included in subsequent quarterly filings. Please see the underlined language below as an example of the type of additional disclosure we will provide.

Note 4a Fair Value Instruments – Guaranteed Living Benefits:

Living Benefits Required to be Fair Valued (in Other Policyholder Funds and Benefits Payable)

Fair values for GMWB and guaranteed minimum accumulation benefit (“GMAB”) contracts are calculated using the income approach based upon internally developed models because active, observable markets do not exist for those items. The fair value of the Company’s guaranteed benefit liabilities, classified as embedded derivatives, and the related reinsurance and customized freestanding derivatives is calculated as an aggregation of the following components: Best Estimate Claims Costs; Credit Standing Adjustment; and Margins. The resulting aggregation is reconciled or calibrated, if necessary, to market information that is, or may be, available to the Company, but may not be observable by other market participants, including reinsurance discussions and transactions. The Company believes the aggregation of these components, as necessary and as reconciled or calibrated to the market information available to the Company, results in an amount that the Company would be required to transfer or receive, for an asset, to or from market participants in an active liquid market, if one existed, for those market participants to assume the risks associated with the guaranteed minimum benefits and the related reinsurance and customized derivatives. The fair value is likely to materially diverge from the ultimate settlement of the liability as the Company believes settlement will be based on our best estimate assumptions rather than those best estimate assumptions plus risk margins. In the absence of any transfer of the guaranteed benefit liability to a third party, the release of risk margins is likely to be reflected as realized gains in future periods’ net income. Each component described below is unobservable in the marketplace and requires subjectivity by the Company in determining their value.

Best Estimate Claims Costs

The Best Estimate Claims Costs is calculated based on actuarial and capital market assumptions related to projected cash flows, including the present value of benefits and related contract charges, over the lives of the contracts, incorporating expectations concerning policyholder behavior such as lapses, fund selection, resets and withdrawal utilization (for the customized derivatives, policyholder behavior is prescribed in the derivative contract). Because of the dynamic and complex nature of these cash flows, best estimate assumptions and a Monte Carlo stochastic process involving the generation of thousands of scenarios that assume risk neutral returns consistent with swap rates and a blend of observable implied index volatility levels were used. Estimating these cash flows involves numerous estimates and subjective judgments including those regarding expected markets rates of return, market volatility, correlations of market index returns to funds, fund performance, discount rates and various actuarial assumptions for policyholder behavior which emerge over time.

At each valuation date, the Company assumes expected returns based on:

•	risk-free rates as represented by the Eurodollar futures, LIBOR deposits and swap rates to derive forward curve rates.

•	market implied volatility assumptions for each underlying index based primarily on a blend of observed market “implied volatility” data.

•	correlations of historical returns across underlying well known market indices based on actual observed returns over the ten years preceding the valuation date; and

•	three years of history for fund regression

As many guaranteed benefit obligations are relatively new in the marketplace, actual policyholder behavior experience is limited. As a result, estimates of future policyholder behavior are subjective and based on analogous internal and external data. As markets change, mature and evolve and actual policyholder behavior emerges, management continually evaluates the appropriateness of its assumptions for this component of the fair value model.

On a daily basis, the Company updates capital market assumptions used in the GMWB liability model such as interest rates and equity indices. On a weekly basis, the blend of implied equity index volatilities are updated. The Company continually monitors various aspects of policyholder behavior and may modify certain of its assumptions, including living benefit lapses and withdrawal rates, if credible emerging data indicates that changes are warranted. At a minimum, all policyholder behavior assumptions are reviewed and updated, as appropriate, in conjunction with the completion of the Company’s comprehensive study to refine its estimate of future gross profits during the third quarter of each year.

Credit Standing Adjustment

This assumption makes an adjustment that market participants would make to reflect the risk that guaranteed benefit obligations or the GMWB reinsurance recoverables will not be fulfilled (“nonperformance risk”). As a result of sustained volatility in the Company’s credit default spreads, during 2009 the Company changed its estimate of the Credit Standing Adjustment to incorporate a blend of observable Company and reinsurer credit default spreads from capital markets, adjusted for market recoverability. Prior to the first quarter of 2009, the Company calculated the Credit Standing Adjustment by using default rates published by rating agencies, adjusted for market recoverability. For the three months ended March 31, 2010 and 2009, the credit standing adjustment assumption net of reinsurance resulted in pre-tax realized gains of $7 and $222, respectively.

Margins

The behavior risk margin adds a margin that market participants would require for the risk that the Company’s assumptions about policyholder behavior could differ from actual experience. The behavior risk margin is calculated by taking the difference between adverse policyholder behavior assumptions and best estimate assumptions.

Assumption updates, including policyholder behavior assumptions, affected best estimates and margins for a total realized gain pre-tax of $0 and $314 for the three months ended March 31, 2010 and 2009, respectively.

In addition to the non-market-based updates described above, for the three months ended March 31, 2010, and 2009, the Company recognized non-market-based updates driven by the relative outperformance (underperformance) of the underlying actively managed funds as compared to their respective indices resulting in pre-tax realized gains of approximately $27, and $152, respectively.

* * * * * *

In connection with our response to the staff’s comments, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be happy to respond to any further questions you or your staff may have. You may call me at 860-547-4135.

Sincerely,

/s/ Beth A. Bombara

Beth A. Bombara
Senior Vice President and Controller

cc:	Christopher J. Swift, Executive Vice President and Chief Financial Officer